Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza +52 (81) 8888-4576 alfredo.garza@cemex.com	Analyst and Investor Relations Fabián Orta +52 (81) 8888-4139 fabian.orta@cemex.com

CEMEX ACHIEVES INVESTMENT-GRADE CAPITAL STRUCTURE

AND ACCELERATES GROWTH STRATEGY

•	Currently on track to achieve its 3 times leverage target by the end of June, two and half years ahead of its original target of December 2023.

•	CEMEX expects US$3.1 billion EBITDA in 2021 and double-digit EBITDA growth in 2022.

•	Robust organic growth strategy expected to contribute US$400 million of EBITDA by 2023.

•	CEMEX expects to increase worldwide cement capacity by 10 million metric tons by 2023.

MONTERREY, MEXICO. JUNE 24, 2021– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today, during an open dialogue with top management, that it is executing its strategic objectives under its Operation Resilience program faster than previously anticipated, as a result of decisive management decisions combined with solid market performance.

The company is confident that it will achieve an investment-grade capital structure of 3 times leverage by the end of this month. As a result of all of the above, CEMEX has now established a new leverage target within its Operation Resilience goals that consists of regaining an investment-grade credit rating.

Due to the significant year-over-year growth over the past three quarters, coupled with a favorable medium-term outlook, CEMEX is raising its 2021 EBITDA guidance to US$3.1 billion, a 26% increase from the prior year, and now expects double-digit EBITDA growth in 2022.

The company expects to generate approximately US$400 million of annual EBITDA in 2023 from its bolt-on investments, its margin enhancement projects, as well as its 10 million metric tons of new cement capacity. These new additions, which are expected to be completed by 2023, include 5 million metric tons of cement capacity in Mexico; 1 million in Europe; 2.3 million in South, Central America and the Caribbean region; and 1.5 million in the Philippines. These additions will be structured to take into consideration the company´s climate action priority.

“I am pleased to announce that CEMEX is reaching its long-standing goal of an investment-grade capital structure by the end of this month” said Fernando A. Gonzalez, CEMEX CEO. “We believe that we currently have the best market outlook in years, and that we are entering a period of sustainable growth. We can turn the page on what has been a lengthy chapter for CEMEX and open a new book where we consolidate our recent achievements and shift our strategic balance a bit more towards growth.”

Fernando A. Gonzalez, CEMEX CEO, Maher Al-Haffar, CEMEX CFO, and EVP of Strategic Planning and Business Development, José Antonio González, participated in the open dialogue. A replay of the event is available on cemex.com

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain, and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: cemex.com

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This press release contains forward-looking statements and information, within the meaning of the U.S. federal securities laws, that are necessarily subject to risks, uncertainties, and assumptions. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar words. These forward-looking statements, as of the date such forward looking statements were made, or unless otherwise indicated, reflect CEMEX’s and its direct and indirect subsidiaries (the “Company”) current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results, performance, or achievements to differ materially from the Company’s expectations. No assurance can be given that the goals described herein will be achieved. Many risks, uncertainties and other important factors could cause actual results, performance or achievements of the Company (such as achieving the goals of “Operation Resilience” or the timing thereof) to be materially different from those expressed or implied in this release. Some of the risks, uncertainties and other important factors that could cause expectations, beliefs, intentions and results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of coronavirus identified in China in late 2019 (“COVID-19”), which have affected and may continue to adversely affect the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the Company’s products and services, among other adverse consequences; the cyclical activity of the construction sector; the Company’s exposure to other sectors that impact the Company’s and its clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which the Company offers its products and services; general political, social, health, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under its debt agreements, the indentures that govern the Company’s senior secured notes and the Company’s other debt instruments and financial obligations, including the Company’s perpetual debentures; the availability of short-term credit lines or working capital facilities, which can assist the Company in connection with market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital and on the cost of the products and services the Company purchases; loss of reputation of our brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives, implement its pricing initiatives for its products and generally meet the Company’s “Operation Resilience” goals and targets; the increasing reliance on information technology infrastructure for the Company’s sales, invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States – Mexico – Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the Company’s public filings. Readers are urged to read this press release and carefully consider the risks, uncertainties and other factors that affect the Company’s business and operations. The information contained in this press release is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by the Company with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect actual results, performance or achievements may vary materially from those described herein. The Company assumes no obligation to update or correct the information contained in this press release.

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